UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Cablecom Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0015 per share
(Title of Class of Securities)

G21176303
(CUSIP Number)

Oliver Jimenez Chief Compliance Officer Platinum Management (NY) LLC 152 West 57th Street, 4th Floor New York, New York 10019 (212) 582-2222	With copies to: James G. Smith Tarter Krinsky & Drogin LLP 1350 Broadway, 11th Floor New York, New York 10018 (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Partners Value Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,000,498 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,000,498 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,498 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (see Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Partners Liquid Opportunity Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,029 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Centurion Credit Group Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,000,498 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,000,498 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,498 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Partners Value Arbitrage LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,000,498 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,000,498 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,498 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (see Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Liquid Opportunity GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,029 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Platinum Liquid Opportunity Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
39,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
39,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,029 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Centurion Credit Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Centurion Credit Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. G21176303

1	NAMES OF REPORTING PERSONS Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,039,527 (see Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,039,527 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,527 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (see Item 5)
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Ordinary Shares, $0.0015 par value, (the “Ordinary Shares”) of China Cablecom Holdings, Ltd.  The Issuer’s principal executive office is located at Suite 4612, Tower 1, Plaza 66, No.1266 Nanjing West Road, Shanghai, 200040, People’s Republic of China.

This statement amends and supplements the Schedule 13D originally filed on November 30, 2010, (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2. IDENTITY AND BACKGROUND.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership (“PPVA”),
•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum LLC”),
•	Platinum Partners Value Arbitrage, LP, a Delaware limited partnership (“PPVA GP”),
•	Platinum Partners Liquid Opportunity Master Fund L.P., a Cayman Islands limited partnership (“PPLO”),
•	Platinum Liquid Opportunity GP LLC, a Delaware limited liability company (“PLOGP”),
•	Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“PLONY”),
•	Centurion Credit Group Master Fund, LP, Delaware limited partnership (“Centurion Fund”),
•	Centurion Credit Holdings LLC, a Delaware limited liability company (“Centurion Holdings”);
•	Centurion Credit Management, L.P., a Delaware limited partnership (“Centurion Management”);
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”).

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by PPVA are owned directly by PPVA.  The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by PPLO are owned directly by PPLO.  The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by Centurion Fund are owned directly by Centurion Fund.

Platinum LLC is the investment manager of PPVA.  PPVA GP is the general partner of PPVA.  PLOGP is the general partner of PPLO.  PLONY is the investment manager of PPLO.  Centurion Management is the investment manager of Centurion Fund.  Centurion Holdings is the general partner of Centurion Fund.

Mr. Nordlicht is the controlling person of the other Reporting Persons.  Mr. Nordlicht is the Chief Investment Officer of PPLO and PPVA.  On January 1, 2011, Mr. Nordlicht was appointed Chief Investment Officer of Centurion Management and managing member of Centurion Holdings.  As a result, Mr. Nordlicht may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be a beneficial owner of all the shares of Common Stock directly or indirectly held by PPVA, PPLO and Centurion Fund.

The principal business address for each of the Reporting Persons is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of each of PPVA, PPLO and Centurion Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.  Mr. Nordlicht’s principal occupation is serving as the Chief Investment Officer and principal of each of the Reporting Persons.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by each of PPVA, PPLO and Centurion Fund was funded by working capital.

ITEM 4. PURPOSE OF TRANSACTION.

Acquisition of Centurion Fund

On January 1, 2011, Mr. Nordlicht assumed responsibility for the management of Centurion Management.  As a result, Mr. Nordlicht now has overall responsibility for investment decisions of the Centurion Fund.

However, neither the fact of filing a Schedule 13D in lieu of a Schedule 13G nor anything contained herein shall be deemed to be an admission by the Reporting Persons that PPVA, PPLO or Centurion Fund has acquired or holds the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of January 1, 2011, PPVA beneficially owns 1,000,498 Ordinary Shares representing 13.8% of all of the outstanding Ordinary Shares.  The number of shares beneficially owned excludes Ordinary Shares underlying 10,991,685 Series A Convertible Preferred Shares and 1,169,600 Series B Convertible Preferred Shares.  The holder of such Preferred Shares may not convert any of the Preferred Shares to the extent that such conversion would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding Ordinary Shares, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.  Platinum LLC, as the investment manager, and PPVA GP, as the general partner, of PPVA is deemed to beneficially own the Ordinary Shares owned by PPVA.

As of January 1, 2011, PPLO beneficially owns 39,029 Ordinary Shares representing less than 1.0% of all of the outstanding Ordinary Shares.  The number of shares beneficially owned excludes Ordinary Shares underlying 367,023 Series A Convertible Preferred Shares and Series B Convertible Preferred Shares.  PLONY, as the investment manager, and PLOGP, as the general partner, of PPLO is deemed to beneficially own the Ordinary Shares owned by PPLO.

As of January 1, 2011, Centurion Fund beneficially owns no Ordinary Shares.  The number of shares beneficially owned excludes Ordinary Shares underlying 1,321,093 Series A Convertible Preferred Shares and Series B Convertible Preferred Shares.  Centurion Management, as the investment manager, and Centurion Holdings, as the general partner, of Centurion Fund, are deemed to beneficially own the Ordinary Shares owned by Centurion Fund.

Mr. Nordlicht, as the controlling person of each of the other Reporting Persons is deemed to be the beneficial owner of the Ordinary Shares beneficially owned by such Reporting Persons and has the sole power to vote or direct the vote of the securities held by such Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 4, 2011

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP
By Platinum Partners Value Arbitrage LP, its General Partner
By Platinum Partners Value Arbitrage (GP) Corp., its General Partner

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Director

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By Platinum Liquid Opportunity GP LLC, its General Partner

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Director

PLATINUM MANAGEMENT (NY), LLC

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

PLATINUM PARTNERS VALUE ARBITRAGE LP
By Platinum Partners Value Arbitrage (GP) Corp., its General Partner

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Director

PLATINUM LIQUID OPPORTUNITY GP LLC

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

CENTURION CREDIT GROUP MASTER FUND, LP
By Centurion Credit Holdings LLC, its General Partner

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

CENTURION CREDIT HOLDINGS LLC

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

CENTURION CREDIT MANAGEMENT, L.P.
By Platinum Credit Management LLC, its General Partner

By: /s/ MARK NORDLICHT
Name: Mark Nordlicht
Title: Managing Member

/s/ MARK NORDLICHT
Name: Mark Nordlicht

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of March 4, 2011 (filed herewith).

2.	China Cablecom Holdings Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 1.1 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

3.	Subscription Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.56 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

4.	Form of New Note (incorporated by reference to Exhibit 4.57 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

5.	New Notes Security Agreement (incorporated by reference to Exhibit 4.58 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

6.	Senior Secured Subsidiary Guaranty (incorporated by reference to Exhibit 4.59 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

7.	Collateral Agent Agreement (incorporated by reference to Exhibit 4.60 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

8.	Intercreditor Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.61 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

9.	Secured Notes Exchange and Waiver Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.63 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

10.	Form of New Junior Secured Notes (incorporated by reference to Exhibit 4.64 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

11.	Junior Secured Security Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.65 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

12.	Junior Secured Subsidiary Guaranty dated October 9, 2009 (incorporated by reference to Exhibit 4.66 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

13.	Unsecured Notes Exchange and Waiver Agreement dated October 9, 2009 (incorporated by reference to Exhibit 4.67 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

14.	Form of New Unsecured Notes (incorporated by reference to Exhibit 4.68 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).

15.	Unsecured Notes Subsidiary Guaranty dated October 9, 2009 (incorporated by reference to Exhibit 4.69 of the Issuer’s Form 20-F filed with the Commission on July 1, 2010).